# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENVERIC BIOSCIENCES, INC., CIK 0000890821
CUSIP: 29405E505
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 245 First Street, Riverview II, 18th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/03/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002099270

## Reporting persons
- Northstrive Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,915; sole dispositive power 0; shared dispositive power 25,915; aggregate amount beneficially owned 25,915 (4.34% of the class)
  Comment: (1) This percentage is based on 596,978 shares of Common Stock of the Issuer that were outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission ("SEC") on November 14, 2025. For the avoidance of doubt, the holdings of the Reporting Persons reported herein are as of December 3, 2025. The aggregate percentage ownership of both Reporting Persons is approximately 5.01%.
- Braeden Lichti: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 4,005; shared voting power 25,915; sole dispositive power 4,005; shared dispositive power 25,915; aggregate amount beneficially owned 29,920 (5.01% of the class)
  Comment: (2) This percentage is based on 596,978 shares of Common Stock of the Issuer that were outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 14, 2025.

## Item 1. Issuer
Name of issuer: ENVERIC BIOSCIENCES, INC.
Address of issuer's principal executive offices: 245 First Street, Riverview II, 18th Floor, Cambridge, MA

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Northstrive Fund II LP, a Delaware limited partnership; and

(ii) Braeden Lichti ("Mr. Lichti").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The securities reported herein are held by Northstrive Fund II LP and Braeden Lichti. Mr. Lichti is the Manager of Northstrive Fund II LP. As such, Mr. Lichti may be deemed to beneficially own the securities held by Northstrive Fund II LP. To the extent Mr. Lichti is deemed to beneficially own such securities, Mr. Lichti disclaims beneficial ownership of these securities for all other purposes.
Address of principal business office or, if none, residence:
120 Newport Center Drive, Suite 250
Newport Beach, CA 92660
Citizenship: Northstrive Fund II LP is a Delaware corporation. Mr. Lichti is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Percent of class:
Northstrive Fund II LP: 4.34%
Braeden Lichti: 5.01%
Sole power to vote or to direct the vote:
Northstrive Fund II LP: 0

Braeden Lichti: 4,005
Shared power to vote or to direct the vote:
Northstrive Fund II LP: 25,915

Braeden Lichti: 25,915
Sole power to dispose or to direct the disposition:
Northstrive Fund II LP: 0

Braeden Lichti: 4,005
Shared power to dispose or to direct the disposition:
Northstrive Fund II LP: 25,915

Braeden Lichti: 25,915

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Northstrive Fund II LP: /s/ Braeden Lichti, Braeden Lichti, Manager (12/05/2025)
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti (12/05/2025)